EXHIBIT 21.1

Subsidiary(1)	Jurisdiction of Incorporation or Organization

Strategic Storage Operating Partnership, L.P.	Delaware

Self Storage REIT, Inc.	Maryland

Self Storage REIT II, Inc.	Maryland

(1)	Does not include subsidiaries of the above-listed entities, which hold the Registrant’s property investments.